Filed: with SEC on January 28, 2000

                                   FORM 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                      NEVTAH CAPITAL MANAGEMENT CORPORATION
                 (Name of Small Business Issuer in its charter)

                                 State of Nevada
         (State or other jurisdiction of incorporation or organization)

                                   88-0308333
                      (I.R.S. Employer Identification No.)


                          4400 PGA Boulevard, Suite 716
                        Palm Beach Gardens, Florida 33410
                    (Address of Principal Executive Offices)

                                 (561) 626-9901
                           (Issuer's telephone number)


Securities to be registered pursuant to Section 12(b) of the Act:  NONE

Securities to be registered pursuant to Section 12(g) of the Act: COMMON STOCK, $.005 PAR VALUE.




FORM 10-SB            Nevtah Capital Management Corporation               Page 1

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                                TABLE OF CONTENTS
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PART I                                                                         3

Item 1. Description of Business.........................................       3
Item 2. Management's Discussion and Analysis or Plan of Operation.......      15
Item 3. Description of Property.........................................      17
Item 4. Security Ownership of Certain Beneficial Owners
        and Management..................................................      17
Item 5. Directors, Executive Officers, Promoters and Control Persons....      18
Item 6. Executive Compensation..........................................      19
Item 7. Certain Relationships and Related Transactions..................      20
Item 8. Description of Securities.......................................      21

PART II                                                                       21

Item 1. Market Price and Dividends on the Registrant's Common
        Equity and Other Shareholder Matters............................      21
Item 2. Legal Proceedings...............................................      22
Item 3. Changes in and Disagreements with Accountants on
        Accounting and Financial Disclosure.............................      22
Item 4. Recent Sales of Unregistered Securities.........................      22
Item 5. Indemnification of Directors and Officers.......................      26
Item 6. Financial Statements............................................      27

PART III                                                                      27

Item 1. Index to Exhibits...............................................      27
Item 2. Description of Exhibits.........................................      27

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FORM 10-SB             Nevtah Capital Management Corporation              Page 2

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PART I

     As used in this Registration Statement, the term "Company" refers to Nevtah Capital Management Corporation. The term "Pamco" refers to Petroleum Asset Management Company, a Delaware corporation. The term "Cybersensor" refers to Cybersensor.Com, Inc., a Nevada corporation.

     Item 1. Description of Business.

Overview

     Nevtah Capital Management Corporation was incorporated on September 15, 1986 as a Nevada corporation. The Company's principal executive offices are located at 4400 PGA Boulevard, Suite 716, Palm Beach Gardens, Florida 33410. Its telephone number is (561) 626-9901, its facsimile number is (561) 626-2415,and its email address is rlk@adelphia.net.

     The Company is organized generally for the purpose of seeking and identifying investment opportunities in certain companies that demonstrate the potential for long-term growth primarily in the energy and technology industries. Such opportunities may generally entail (i) investment in the common stocks of small capitalization companies, (ii) a joint venture with a private company, or (iii) acquisition of or a business combination with a private company involving either a statutory merger or consolidation, asset purchase, or "reverse merger" in which the Company acquires all of the private company's outstanding common stock in exchange for the issuance of unregistered shares of the Company's common stock.

     Management of the Company will exercise its own judgment as to, and will be solely responsible for, the ultimate selection of businesses for investment opportunities. Management will consider substantial and detailed information in connection with its decisions of whether or not to invest in an available business opportunity. Participation by the Company in a proposed transaction may also be based in large part on the perceived quality of the private company's management and personnel, properties or proprietary rights, products and/or services, marketing concepts, level of technology or other factors which may be difficult to analyze with complete objectivity. See "Item 1. Description of Business - Analysis and Investigation of Opportunities".

     After consideration of substantial and detailed information by management, the Company entered into an agreement with Petroleum Asset Management Company, a Delaware corporation ("Pamco"), which generally provided for the joint commercialization of patentable technology that radically decreases the cost of producing oil and gas from low-volume wells (stripper wells). Pamco had developed patentable technology for stripper well oil and gas production, associated controller, satellite monitoring systems and Internet software.

     On April 19, 1999 Pamco transferred its patentable technology to Cybersensor.com, Inc., a new corporation formed under the laws of the State of Nevada ("Cybersensor"). Pursuant to the transfer by Pamco to Cybersensor of the patentable technology, associated controller, satellite monitoring systems and Internet software (the "Cybersensor Technology"), Cybersensor issued to Pamco 5,924,816 shares of its restricted common stock, representing an approximate 80% equity ownership interest. See "Item 1. Description of Business - Cybersensor Technology" and "Item 7. Certain Relationships and Related Transactions."

     During December 1999, the Company and Pamco agreed to amend the agreement to provide that the Company would limit its monetary investment in Pamco to the amount of funds already advanced. In accordance with the terms and provisions of the amended agreement, the Company currently is the owner of record of 193,883 shares of the restricted common stock of Pamco (which represents an approximate 26.2% equity ownership interest) and the owner of record of 1,551,064 shares of restricted common stock of Cybersensor (which represents an approximate 20.7% equity ownership interest).

FORM 10-SB             Nevtah Capital Management Corporation              Page 3
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     The Company's current marketing plan will focus on (i) creation and establishment of a European market for the distribution and sale of the Cybersensor Technology, and (ii) continuation of identification of additional investment opportunities in certain companies that demonstrate the potential for long-term growth. See "Item 1. Description of Business - Identification of Additional Investment Opportunities" and " - Customers and Marketing".

     As of the date of this Registration Statement, the Company is in the developmental stage and has not generated revenues from operations. The Company is a "development stage company" as that term is defined under the Statement of Financial Accounting Standards, i.e., "a company for which principal operations have not yet commenced or principal operations have generated an insignificant amount of revenue."

Business Strategy

     Investment in Petroleum Asset Management Company

          Overview of the Stripper Oil and Gas Well Industry

     Over the past fifteen years, the United States has been importing over half of its crude oil products. According to the U.S. Department of Energy, the U.S. dependence on foreign oil will reach approximately 64% by the year 2003 and continue to grow after that. At the same time, domestic production has declined approximately 44%. The combination resulted in a substantial decline in oil prices over the past ten years. When oil prices fall at times to $15.00 a barrel or lower, it becomes more and more difficult for domestic companies to produce oil at a reasonable price. When world oil prices fall to such levels, American producers are forced to shut down wells and, in turn, foreign oil replaces valuable U.S. production.

     This decline in oil prices had a substantial impact on the small producers of marginal wells, known as oil and gas stripper wells. A stripper well is defined as a well which produces 12 barrels or less of oil a day or 90,000 cubic feet of gas or less a day. The oil stripper wells produce approximately 13% of the U.S. domestic production, which is about a million barrels a day and 352 million barrels of oil a year. The gas stripper wells produce nearly one billion cubic feet of gas a year. Collectively, the stripper wells produce approximately $1.9 billion in earnings, representing a significant contribution to the U.S. domestic oil and gas production. As of the date of this Registration Statement, testing has shown that the Cybersensor Technology systems have reduced operating costs by 50% to 80% on stripper oil wells while increasing production by 25% to 100%.

     Management believes, therefore, that the investment by the Company in Pamco represents a significant potential for long-term growth considering the market potential for the Cybersensor Technology systems within the United States. Moreover, management believes that its current strategy of focusing on the creation and establishment of a European market for the distribution and sale of the Cybersensor Technology will have a major impact on its long-term potential.

          The Pamco Agreement

     Petroleum Asset Management Company, a Delaware corporation based in Nashville, Tennessee ("Pamco") has developed two unique technologies for stripper well oil and gas production: (i) a computer controlled pumping system to lift oil from stripper oil wells and water from stripper gas wells with low pressure air or gas; and (ii) a remote monitoring and control system which allows users to monitor and control remote units via the Internet and Low Earth Orbit satellites. Over the past fifteen years, Pamc s technologies systems have been under continuous development and improvement. For the last five years, the technology systems have been in field operation, and are now ready for the marketplace on a large scale. Subsequently, Pamco transferred its patentable technologies, associated controller, satellite monitoring systems and Internet software to Cybsensor.com, Inc. (the "Cybersensor Technology").

FORM 10-SB             Nevtah Capital Management Corporation              Page 4
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     On June 4, 1998, the Company and Pamco entered into an agreement which generally provided for the utilization of the pumping technology on oil and gas producing wells or leases (the "Pamco Agreement"). The Pamco Agreement required the Company to make periodic payment of capital contributions to Pamco. The capital contributions would be used by Pamco to fund its large-scale acquisition program of stripper oil and gas well leases within the United States and the subsequent conversion of such wells to utilization of its technology systems. The Pamco Agreement generally provided for the acquisition by the Company of the exclusive rights to the technology systems to market and distribute for all stripper oil and gas well applications, as well as for environmental uses in cleaning up contaminated ground water, within the European market. The Pamco Agreement also provided for the issuance by Pamco to the Company of a convertible debenture, which provided the Company with the right to convert the full amount of the debenture to shares of restricted common stock in Pamco at a conversion rate of $55.56 per share or the latest market price of sales Pamco's common stock.

     Due to extreme interest in the Cybersensor Technology and the recent low oil prices, the Company and Pamco jointly agreed to focus their current priorities on the continued development and marketing of the Cybersensor Technology to the oil and gas industry, including stripper oil and gas well producers. Therefore, during December 1999, the Company and Pamco agreed to amend the Pamco Agreement to limit Nevtah's investment in Pamco to the amount of funds invested to date by Nevtah pursuant to its payment of the capital contributions. In accordance with the terms and provisions of the convertible debenture and the subsequent conversion by the Company, the Company is currently the record holder of 193,883 shares of restricted common stock of Pamco (which represents approximately a 26.2% equity ownership interest) and the record holder of 1,551,064 shares of restricted common stock of Cybersensor (which represents approximately a 20.7% equity ownership interest). See "Item 7. Certain Relationships and Related Transactions".

     Management of the Company intends to concentrate its financial resources in the establishment and creation of a European market for the distribution and sale of the Cybersensor Technology. As of the date of this Registration Statement, the Company has no further plans to increase its equity position in either Pamco or Cybersensor. Management intends to raise funds during the latter part of fiscal year 2000 to commence its market strategy for the Cybersensor Technology. See "Item 4. Management's Discussion and Analysis or Plan of Operation".

          The Cybersensor Technology and Related Technology

     The Cybersensor Technology and related pumping technology is comprised of:
(i) a computer controlled pumping system to lift oil from stripper oil wells and water from stripper gas wells with low pressure air or gas, providing a significant economy of operation (the "WellMinder"); and (ii) a remote monitoring and control system which allows users to monitor and control remote equipment via the Internet and Low Earth Orbit satellites, without the need for any special hardware or software other than a plug and play unit with a universal interface/protocal on the site (the "CyberVip", also referred to as the "Cybersensor Technology").

          The WellMinder

     Today, the traditional pump jack is generally utilized to pump oil from stripper wells or to remove water from gas wells. The traditional pump jack system has no function to monitor if fluid is present, and the only way the operator can control a pump jack is by setting a timer based on his experience to anticipate the well's production. If fluid is not present, wear increases exponentially, with the result that the well goes dry and the pump system is exposed to excess wear which results in increased maintenance costs or the pump

FORM 10-SB             Nevtah Capital Management Corporation              Page 5
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system breaks down. Due to the risk of damage to the pump jack system, frequent on-site monitoring is required to avoid damage and excessive maintenance costs. Moreover, if the well goes dry due to excessive pumping, the structure can dry up and oil production will stop or be reduced. The well then has to be maintained by pulling the equipment and subjecting the well to acid treatment.

     After five years of extensive research and development, Pamco developed a computer controlled pumping system to lift oil from stripper oil wells and water from stripper gas wells with low pressure air or gas (the "WellMinder"). The pumping system works by sensing the presence of oil in the bore hole in the well. The pump is a simple chamber to collect fluid and fit in the well bore casing. It has only one moving part down hole, which is a simple one way floating ball valve. Once the WellMinder senses the presence of oil in the bore hole of a well, it signals a computer to electronically release air or gas pressure. The ball valve is in the inlet for allowing fluid into the system, which then closes as pressure is applied. The system is unique in that pressure is applied on top of the fluid forcing it down, then returning up through the chamber and return line rather than applying pressure under the fluid at the lowest point. This will create a slug or column affect and when enough fluid is collected, it will hold together. The oil is collected in a cylinder. The air or gas pressure closes the system and forces a continuous slug of oil to the surface into a receiver for transfer to a receiving tank.

     The WellMinder's efficiency is achieved through certain key features not found on other systems: (i) monitoring the well liquid level by a down hole sensor technique and a specifically developed controller thus pumping only on demand when sufficient liquid is present; (ii) lifting oil to the surface with the assistance of compressed air or gas; (iii) no moving parts above the ground, except the compressor, and no moving down hole parts except for a ball valve operated by the difference in pressure provided by the compressor; and (iv) remotely controlled and monitored by a computer controller capable of communication by satellite of the entire system (the "Cybersensor Technology"). The WellMinder has the ability to pump any type of liquid, simply by setting the properties for the liquid in its controller. Pamco also developed a system to allow the compressor to run of filtered gas available from either the oil or gas well itself for locations where supply of electrical power is expensive. Moreover, since the entire system is in contact with the liquid, including the down hole ball valve, it is made from non-corrosive materials, such as PVC.

     In addition to the unique pumping system of the WellMinder, Pamco developed a remote control and monitoring system, which can monitor and control functions of the system including production, pressure and tank levels. Pamco developed technology to enable the controller of the system to communicate by satellite, accessible via the Internet. See " - Cybersensor".

     The installation cost of the WellMinder, including removal of the existing pump jack, ranges from approximately $5,750 for a 500 ft. well to $6,800 for a 1,000 ft. well. Management of the Company has calculated that a stripper oil well with a current production of only one barrel per day will realize an approximate 25% increase in production and reduced annual maintenance costs of approximately $1,000, thus realizing a full return on the investment in approximately three years (1.7 years if 50% increase in production). Stripper wells will typically remain in production for up to twenty years, thus providing a significant marketing incentive for producers of stripper wells.

     Management believes that the benefits of the WellMinder have the potential to revitalize oil and gas production. These benefits include: (i) sensing and controlling the liquid level and thus pumping on demand; (ii) separating the oil from the gas propellent when it reaches the surface by capturing the oil in a small receiving vessel and sending it to a storage tank, thus allowing collection of the gas propellent; (iii) remove water from coal bed methane gas wells automatically, thus using the gas as an energy source or allowing collection of the gas; (iv) minimal down hole maintenance due to only one moving part located in collection chamber; and (v) computerized operations.

FORM 10-SB             Nevtah Capital Management Corporation              Page 6
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          Cybersensor

     The development of the WellMinder was based on computer automation and an economy of scale approach to solve the high operating and maintenance costs associated with stripper oil and gas wells. An important feature of the WellMinder utilizes a field computer controller to link the well site to a central monitoring and control center. Subsequently, Pamco developed a remote control and monitoring system which can monitor and control functions of the WellMinder, including production, pressure and tank levels, and further developed technology to enable its controller to communicate by satellite, accessible via the Internet (the "Cybersensor Technology"). On April 19, 1999, Pamco transferred the Cybersensor Technology to Cybersensor.

     During the process of developing the WellMinder, Pamco discovered that the most reliable and cost effective method of communication is by low-earth orbit ("LOE") satellite link through ORBCOMM Global, L.P. ("ORBCOMM"). The existing satellite link technology, however, only allowed for one-way communication. Therefore, Pamco invented and developed a proprietary web-based software system that offers a direct satellite link to access equipment from a remote location (the "CyberVip"). The CyberVip system provides economical two-way monitoring and control. It utilizes low-earth orbit satellite based data communications systems to allow end-users to adjust, control and reset parameters for sensors and field components without the need for new PCs, software installation, special training or additional maintenance systems.

     Management of the Company believes that the strength of CyberVip is its simplicity and versatility. A website will serve as a worldwide marketing, information, user access and demonstration center, providing instructions to set up, use and install CyberVip. Upon setting up the account, a Stellar radio will be delivered to the user with instructions to plug in a specified list of sensors and/or parameters for other compatible field equipment. The "plug and play" approach for the low-end user is designed to limit the need for application development and avoid the need for special training or computer skilled people. The user can, however, expand the applications and interfacing ability with other systems and equipment.

     Management has determined that most users in the low-end market have access to the Internet with Netscape or Internet Explorer. Thus, these users will have computer capability to link spreadsheets and various programs on their computers to file reports, collect and record data, and store their own information, without the need of additional software. The user can then transfer information from the field to his computer without special equipment, other than the Stellar radio, a sensor and the user's own PC. The user will have the ability to immediately receive information on an instrument panel where parameters and feature lists can be set up and changed. The user will be able to incorporate six sensor inputs on the basic set-up at one subscriber location and will be billed monthly.

     Management believes that certain of Cybersensor's contractual agreements have strengthened the marketability of the Cybersensor Technology due to Cybersensor currently being the only internet server offering a direct satellite link and economical two-way communication capability in one process. As of the date of this Registration Statement, Cybersensor has entered into a value added reseller agreement with ORBCOMM and has formed an alliance with Stellar Satellite Communications, Inc. ("Stellar") to furnish equipment, accommodate the target market and meet communications requirements.

     Cybersensor is responsible for the development of a marketing strategy to target the demand for an efficient and cost-effective method of controlling and monitoring a variety of oil and gas well field equipment from remote locations around the world (plus flow meters, water meters and other equipment). The first installation and beta test is being conducted using the WellMinder. Many oil and gas companies have both stripper and high volume wells, thus bringing the marketing potential within the United States to over 500,000 wells. Although the CyberVip software is currently in operation for monitoring wells in the energy industry, management believes that the application of CyberVip will extend to virtually any industry or any remote monitoring/control need. See " - Customers and Marketing".

FORM 10-SB             Nevtah Capital Management Corporation              Page 7
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     Identification of Additional Investment Opportunities

     As of the date of this Registration Statement, management of the Company has not identified any other business opportunities that it plans to pursue nor has the Company reached any agreement or definitive understanding concerning such an acquisition. Management intends to search for business opportunities in any geographical area primarily in the energy and technology industries. Management intends to seek business opportunities demonstrating the potential for long-term growth.

          Analysis and Investigation of Opportunities

     Management of the Company will exercise its own judgment as to, and will be solely responsible for, the ultimate selection of additional business opportunities. Management will consider substantial and detailed information in connection with its decisions of whether or not to invest in a business opportunity. Such information may include financial analysis and review of the proposed business and industry, market surveys and consultations with industry experts. Management also anticipates that it will consider the following factors: (i) total and net assets and shareholders' equity, (ii) current and long-term liabilities, (iii) gross revenues and earnings for the prior three fiscal years, (iv) potential for revenue and earnings growth, (v) existing and potential competition, (vi) proprietary and state-of-the-art technology, patents and trademarks, (vii) capabilities and experience of current management and potential for recruitments, (viii) capital requirements, (ix) availability of new capital, debt financing sources and relationships with existing lenders, (x) cost and form of participation by the Company, (xi) special risks associated with the business and its industry, and (xii) perceived desirability of the business to investors in the capital markets.

     Participation by the Company in a proposed investment opportunity may also be based in large part on the perceived quality of the company's management and personnel, properties or proprietary rights, products and/or services, marketing concepts and potential, level of technology or other factors which may be difficult to analyze with complete objectivity.

          Forms of Potential Investment in Business Opportunities

     Management of the Company will generally consider substantial and detailed information in connection with its decision of whether or not to invest in a business opportunity. Based upon such an analysis and review, management will determine the suitable legal structure or method to be selected. As of the date of this Registration Statement, it is impossible to predict the manner in which the Company may participate in a future business opportunity.

     An acquisition or a business combination may occur in one of several methods, such as investment in the common stocks of private companies, a statutory merger or consolidation, asset purchase, or "reverse merger" in which the Company acquires all of the private company's outstanding common stock in exchange for the issuance of unregistered shares of the Company's common stock. Management of the Company does not anticipate that such acquisitions or business combinations will involve a cash purchase of the assets or the outstanding voting stock of a viable business due to the focus of the Company's financial resources on the marketing strategy of the Cybersensor Technology.

     Prior to any merger or consolidation or other corporate transaction involving substantially all of the Company's assets, management will voluntarily seek the approval of the Company's shareholders. Management intends to provide its shareholders with complete disclosure and documentation regarding the proposed business opportunity. Such disclosure and documentation will be in the form of a proxy statement in compliance with the rules and regulations of the Securities Exchange Act of 1934, as amended (the "1934 Exchange Act"), and will be distributed to the shareholders of the Company at least twenty (20) days prior to any shareholders meeting.

FORM 10-SB             Nevtah Capital Management Corporation              Page 8
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     Sources of Revenue

     From inception (September 15, 1986) to December 31, 1998, the Company has spent approximately $2,075,569 on general and administrative expenses and interest relating to the business of seeking and identifying investment opportunities with certain companies, the consummation of the Pamco Agreement, and fulfillment of certain of its obligations under the Pamco Agreement. As of the date of this Registration Statement, the Company has limited its financial investment in Pamco to amounts invested to date and has conducted limited business operations pertaining to the creation and establishment of a European market for the distribution and sale of the Cybersensor Technology.

     A twelve-month development plan and budget for fiscal year 2000 of approximately $1,000.000 is proposed by the Company. Funding will cover the following major areas of business activity:

          o Establishment and Creation of a European Market for the Distribution and Sale of the Cybersensor Technology.
          o Continued identification of Additional Investment Opportunities in Certain Companies.

     Management believes that a substantial portion of the twelve-month budget of $1,000,000 will be funded pursuant to a private placement offering under Regulation D, Rule 506, and through bond issues.

     During fiscal years 1997 and 1998, the Company has not generated significant revenues from operations. The Company's continued financial operations and movement into an operating basis are contingent on the successful marketing of the Cybersensor Technology , the further identification of possible investment opportunities, and the continuing ability to generate capital financing..

Competition

     The Company is aware that any competition to utilization of the Cybersensor Technology and related pumping technology by producers of stripper wells is from use of the traditional pump jack. Although there are initial installation charges for the Cybersensor Technology, management believes that the start-of-the-art technology and efficiency of the Cybersensor Technology will provide long-term benefits to the producers of stripper wells, thereby diminishing any existing viable competition. Moreover, as of the date of this Registration Statement, management of the Company is not aware of any kind of technology within the United States or Europe which challenges the WellMinder. The technology of the WellMinder is covered under patent and, in management's opinion, is fully protected. Management also does not believe that technology exists within the United States or Europe similar to the Cybersensor Technology (remote control and communication by satellite via the Internet and proprietary low cost controllers). There is no guarantee, however, that other similar technologies or new technologies with similar capabilities will not be developed thus developing long-term competition. Such potential competitors may have more experience and greater technical, financial and marketing resources than Pamco and Cybersensor, and thus have an adverse and material impact on the marketing operations of the Company within Europe and on the Company's investment in Pamco and Cybersensor.

     The Company will also be in direct competition with many entities in its efforts to identify and locate investment opportunities in suitable businesses. The Company's major competitors include business development companies, venture capital partnerships and corporations, small business investment companies, venture capital affiliates of industrial and financial companies, broker-dealers and investment bankers, management consultant firms, and private individual investors. Most of these entities may possess greater financial resources and will be able to assume greater risks than those which the Company, with its limited capital, could consider.

FORM 10-SB             Nevtah Capital Management Corporation              Page 9
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     Marketing Strategy

          The WellMinder

     Management believes that Pamco intends to concentrate its resources in marketing the Cybersensor Technology and related pumping technology within the United States for stripper well oil and gas production, and believes that stripper wells represent an immediate market opportunity. Statistics reflect that there are approximately 433,171 stripper wells in operation in the United States. Moreover, pursuant to the provisions of the Pamco Agreement, the Company has acquired the rights to market and distribute the Cybersensor Technology within Europe. Management anticipates commencement of such marketing and distribution of the Cybersensor Technology in Europe by the end of the third quarter of fiscal year 2000. To benefit from the opportunities in the European markets, management has taken steps to find a suitable location in Europe in order to set up a sales, distribution and manufacturing base. As of the date of this Registration Statement, the Company has reviewed various locations, potential customers and strategic alliances.

          CyberVip

     The marketing plan relating to CyberVip is based in part on the philosophy that the services will be priced at a very affordable level for virtually any business customer, including those producers of stripper oil and gas wells utilizing the WellMinder. Management believes that by offering low, affordable pricing and relying on monthly fees that can create financial returns that will increase on an exponential basis as the client base increases, future competition will be discouraged. Moreover, the marketing plan and approach regarding the CyberVip is not to solve complex applications or systems requiring high speed data transfer or data logging, but the small "data snapshot" information systems where the user will only need to operate a simple valve, monitor a sensor or change a small setting or operating parameter.

     Although the CyberVip is currently in operation for monitoring wells in the energy industry, management believes it is clear that the application of CyberVip will extend to virtually any industry or any remote monitoring/control need. Management believes that the potential market is expected to be in the tens of thousands of units annually, and is preparing to meet a significant demand in the marketplace. Therefore, management also intends to target the following initial industries and users within Europe: (i) utility organizations including gas, water, electric and sewer; (ii) oil and gas producers, distributors and transportation operations; (iii) various industry and manufacturing equipment such as robotic sorters, conveyor systems, tanks, meters and valving; (iv) companies having components and/or equipment operated by others with access to integral working components for recording, regulating and monitoring of operations.

     The first installation of the CyberVip and beta test is being conducted using the WellMinder. The CyberVip will soon be ready to market in this segment of the energy industry and then expand into other applications. In developing the markets, the intent is to limit the use of CyberVip to a "data snapshot" transmitting level of communications. This process has begun by interfacing the WellMinder with the Stellar EL-2000 to control and monitor stripper well functions. Management believes that Cybersensor intends to demonstrate to major oil and gas companies the ability to operate the WellMinder with remote management and to then expand the same limited, low-end applications to other areas of the industry that need low-cost systems to monitor and control other field equipment and components.

     Employees and Consultants

     As of the date of this Registration Statement, the Company does not employ any persons on a full-time or on a part-time basis. All services for the Company are provided either by verbal commitment, contract or work orders on an "as needed" basis. During January 1999, the Company entered into a contract with RLK

FORM 10-SB             Nevtah Capital Management Corporation             Page 10
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International Group, Inc., a Florida corporation ("RLK") whereby RLK performs a wide range of management, administrative, financial, marketing and public company operational services. See " Item 5. Directors, Executive Officers, Promoters and Control Persons".

     The Company is not a party to any labor contract or collective bargaining agreement. The Company has experienced no significant labor stoppages in recent years, and management believes that such relations are satisfactory.

Patents, Licenses, Trademarks, Concessions and Royalty Agreements

     The Company has no patents, trademarks, licenses, franchisees, concessions or royalty agreements that are material to the business as a whole.

     Pamco applied to the United Stated Department of Commerce, Patent and Trademark Office and received issuance of patents for a number of claims covering the pumping technology (the "WellMinder").

     During 1999, Cybersensor applied to the United States Department of Commerce, Patent and Trademark Office for issuance of patents for a number of claims covering the CyberVip. Upon issuance, the patents will be the property of Cybersensor.

     Obtaining patents is a time consuming process, therefore, management expects that it may be as long as two years before the patents are issued to Cybersensor. Cybersensor will have the right for a period of time to modify its original filings to incorporate new data and processes that are added to the CyberVip process in the near future. With the U.S. Patent Office's established policy of allowing software patents as well as the recent U.S. Supreme Court ruling allowing "business methods" to be patented, management believes that the protection afforded by the patent for the intellectual property will be broad in scope.

     In addition to the patent applications, Cybersensor has filed for national trademark protection for the names "cybersensor.com", "Cyber.Vip", "CyberStat" and other names that are expected to be used for future products or product features.

Government Regulation

     Cybersensor Technology Products. The ownership and operations of satellite communication systems are subject to significant regulation by the Federal Communications Commission (the "FCC") under authority granted by the Communications Act of 1934, as amended, and related federal laws. Cybersensor and other related companies must comply with such rules and regulations and with any applicable licensing requirements. While such rules and regulations currently support Cybersensor's ongoing operations, such rules and regulations may be amended in the future possibly resulting in increased operational costs and restraint of activity. Moreover, the satellite operations are also subject to international frequency coordination which may require Cybersensor to entertain requests for accommodation by other nearby satellite systems.

     Stripper Wells. Pamco's business operations in general are subject to substantial governmental regulation including federal, state and local laws concerning, but not limited to, such factors as safety, land use and environmental protection. Pamco must also comply with local, state and federal requirements regarding well drilling and production operations, well testing and completion, inspections, royalty payments, lease rental fees, public safety, air quality, reclamation and wildlife protection, as well as laws protecting the rights of other property owners and the public. Pamco must also obtain and comply with local, state and federal permits, including environmental permits.

     Due to the overall substantial decline in oil prices and the adverse effect on stripper wells, their continued existence and contribution to the domestic oil production, Congress and state legislatures have recently enacted laws which generally provide for tax relief and incentives. The Federal Oil and Gas

FORM 10-SB             Nevtah Capital Management Corporation             Page 11

Stripper Well Preservation Act of 1998 authorizes and directs the Secretary of the Interior to provide permanent regulatory authority to reduce the royalty rates paid on oil and gas wells on federal lands. In addition, the statute also requires the Secretary of Interior to suspend any maximum royalty and per acre lease rental on stripper gas wells on federal lands during the time of any royalty rate reduction. The Federal Gas Lease Management Improvement Act of 1998 transfers the authority of the Bureau of Land Management ("BLM") to perform certain duties such as well drilling and production operations, well testing and completion, inspections, and enforcement activities to the States. The statute further requires the BLM to offer competitive oil and gas leases 90 days after lands are nominated by prospective lessees, and to render final decisions on administrative appeals within ten days, thus eliminating costly delays and litigation.

Risk Factors

     The shares of the Company are highly speculative and involve an extremely high degree of risk. Shareholders of the Company should consider the following risk factors.

     Risk Factors Pertaining to the Company

     THE COMPANY HAS A LACK OF SUBSTANTIAL OPERATING HISTORY AND REVENUES

     The Company is in the developmental stage, and has no substantial history of operations. Therefore, the Company does not have any prior financial results upon which an assessment of the Company's potential for success may be based. Accordingly, the success of the Company is dependent on its ability to market the Cybersensor Technology and related technology products within Europe, and to continue to identify additional investment opportunities for the Company. The success of the Company is also dependent on management's ability to continue generating capital financing. The Company faces all of the risks specifically inherent in the type of business in which the Company engages. There can be no assurance that the Company will be able to operate successfully or profitably. The auditors have deemed the Company a going concern; that is, assumption of the continuity of operations of the Company in the absence of evidence to the contrary. See "Financial Statements"

     THE COMPANY DEPENDS ON KEY PERSONNEL

     The Company is in the developmental stages with no substantial prior operating history. The success of the Company will depend to a significant extent upon the efforts and abilities of its officers and directors. The officers and directors of the Company have considerable experience in marketing and finance, and limited experience in the oil and gas industry. The loss of any of the Company's officers or directors could be detrimental to the operations of the Company. The Company has not entered into any long-term employment agreements with nor has it purchased "key man" life insurance for any of its officers and directors. The Company's officers and directors may engage in other businesses for their own account. They will devote such time to the affairs of the Company as they deem necessary. See "Item 5. Directors, Executive Officers, Promoters and Control Persons".

     THE COMPANY MAY NEED ADDITIONAL CAPITAL BUT IT MIGHT NOT BE AVAILABLE

     The Company's business operations have been designed to generally focus on its investment in Pamco, the marketing of the Cybersensor Technology and related technology, and the identification of additional investment opportunities. If Pamco and Cybersensor do not proceed in the form and manner anticipated by management of the Company, substantial additional financing may be needed to fund further marketing efforts and operational processes. The Company may not have sufficient funds to cover such expenses and, therefore, substantial additional funds will be required. The Company may attempt to raise such funds from additional debt offerings and offerings of shares of stock, however, there can be no assurance that the Company will be successful in raising additional capital.

FORM 10-SB             Nevtah Capital Management Corporation             Page 12

     CONFLICTS OF INTEREST MAY EXIST

     The Company's officers and directors may engage in other business interests for their own account in which they, respectively, may devote a certain amount of their attention. As a result, there may be potential conflicts of interest including, among other things, time, effort and corporate opportunity, which may result from participation by such officers and directors in potentially competing business ventures. Such conflicts can be resolved through the exercise by these individuals of judgment consistent with their respective fiduciary duties to the Company. The officers and directors of the Company intend to resolve such conflicts in the best interests of the Company. Moreover, the officers and directors of the Company will devote their time to the Company as they deem necessary.

     FUTURE SALES OF COMMON STOCK MAY ADVERSELY AFFECT MARKET PRICE

     As of the date of this Registration Statement, the Company has 18,333,511 shares of its Common Stock issued and outstanding. Of the 18,333,511 of the Company's current outstanding shares of Common Stock, 10,394,511 shares are free trading and 7,939,000 shares are restricted as that term is defined in Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). The Securities Act and Rule 144 promulgated thereunder place certain prohibitions on the sale of such restricted securities. Such restricted shares will not be eligible for sale in the open market without registration except in reliance upon Rule 144 under the Securities Act. In general, a person who has beneficially owned such shares in a non-public transaction for at least one year, including persons who may be deemed "affiliates" of the Company as that term is defined under the Securities Act, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares or the average weekly trading volume on all national securities exchanges and through NASDAQ during the four calendar weeks preceding such sale, provided that certain current public information is then available. If a substantial number of the shares owned by the existing shareholders were sold pursuant to Rule 144 or a registered offering, the market price of the Company's Common Stock could be adversely affected.

     VOLATILITY OF STOCK PRICE

     The markets for equity securities have been volatile and the price of the Company's Common Stock could be subject to wide fluctuations in response to quarter to quarter variations in operating results, news announcements, trading volume, sales of Common Stock by officers, directors and principal shareholders of the Company, general trends, changes in the supply and demand for the Company's shares, the price of oil, and other factors.

     BROKER-DEALER SALES OF THE COMPANY'S COMMON STOCK

     The common shares of the Company will be defined as "penny stocks" under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Exchange Act and such penny stock rules and regulations promulgated thereunder generally impose additional sales practice and disclosure requirements upon broker-dealers who sell the Company's Common Stock to persons other than "accredited investors" (generally, defined as institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or an annual income exceeding $200,000 ($300,000 jointly with a spouse)) or in transactions not recommended by the broker-dealer.

     For transactions covered by the penny stock rules, the broker-dealer must make a suitability determination for each purchaser and receive the purchaser's written agreement prior to the sale. In addition, the broker-dealer must make certain mandated disclosures in penny stock transactions, including the actual sale or purchase price and actual bid and offer quotations, the compensation to be received by the broker-dealer and certain associated persons, and deliver certain disclosures required by the Securities and Exchange Commission. Consequently, the penny stock rules may affect the willingness of broker-dealers to make a market in or trade the common shares of the Company and thus may also affect the ability of shareholders of the Company's Common Stock to resell those shares in the public markets.

FORM 10-SB             Nevtah Capital Management Corporation             Page 13

     Risk Factors Pertaining to the Business of the Company

          Cybersensor Technology Products

     THE COMPANY'S BUSINESS COULD SUFFER IF CYBERSENSOR DOES NOT KEEP CURRENT WITH RAPIDLY CHANGING MARKET FOR SATELLITE COMMUNICATIONS

     The market for satellite communications may change rapidly. The Company's success depends, in part, on the ability of Pamco/Cybersensor to respond and adapt to such changes if necessary. Management cannot guarantee that if the market changes rapidly, Cybersensor will be able to implement an operational strategy that would be successful. The market for satellite communications is also marked by the continuous introduction of new products and services and increased capacity for services similar to those of the Cybersensor Technology products. Future technological advances may result in the availability of new products or services and increase the efficiency of existing products or services. If a technology becomes available that is more cost-effective or creates a superior product, Cybersensor may be unable to access such technology or finance the necessary substantial capital expenditures that may be required. The Cybersensor Technology may be rendered less profitable or less viable by existing, proposed or as yet undeveloped technologies, thus adversely affecting the Company's marketing of the Cybersensor Technology products.

     THE CYBERSENSOR TECHNOLOGY PRODUCTS DEPEND ON PROPRIETARY INFORMATION

     The Cybersensor Technology products depend on technical knowledge, and management believes that the Company's future success is based in part on the ability of Pamco/Cybersensor to keep up with new technological developments. Pamco/Cybersensor will own or have the right to use such inventions, designs, software, systems and know-how pursuant to the pending patent application. Pamco/Cybersensor must diligently protect that information, and while Pamco/Cybersensor has taken steps to protect such information, Pamco/Cybersensor cannot guarantee that the information will not be disclosed to others or that others will not independently develop similar information, systems and know-how. The disclosure of such information or development of similar information by others may adversely affect the Company's marketing of the Cybersensor Technology products.

     THE COMPANY'S BUSINESS DEPENDS ON EXISTING CONTRACTUAL RELATIONS

     The Company's success will depend on the successful introduction and marketing of the Cybersensor Technology products in the marketplaces of Europe which, in turn, is dependent on the continued existence of favorable contractual relations with Pamco. The Company's success will also depend, in turn, on the continued existence of favorable contractual relations between PAMCO and Cybersensor and the respective suppliers, including ORBCOMM and Stellar. The Company's operations may be materially and aversely affected by the failure of any such parties to honor such contractual agreements. In the event of a dispute, enforcement of these agreement could be time consuming and costly. There is no assurance that such favorable contractual relations will continue and, if so, that they will be in the best interests of the Company.

     LACK OF EUROPEAN MARKET ANALYSIS FOR CYBERSENSOR TECHNOLOGY PRODUCTS

     The success of marketing the Cybersensor Technology and related technology products in Europe is subject to a number of business, economic and regulatory factors, including the extent to which prospective customers will purchase the Cybersensor Technology and related technology products. Such factors are beyond the Company's control. The vitality of the Company's business, therefore, depends on the successful implementation of a marketing strategy. The Company has not conducted any formal market surveys in Europe, and the view of management concerning the market potential for the Cybersensor Technology and related technology products are the personal views of management and are not based upon any formal market research. If the Company cannot gain market acceptance for the Cybersensor Technology and related technology products in Europe or, if such a market acceptance exists and is not of the magnitude anticipated by management, the business operations of the Company may be adversely affected.

FORM 10-SB             Nevtah Capital Management Corporation             Page 14

     SATILLITE COMMUNICATIONS IS SUBJECT TO GOVERNMENT REGULATION

     The operations of satellite communications are subject to significant regulation by the Federal Communications Commission (the "FCC"), under authority granted by the Communications Act of 1934, as amended, and related federal laws. The Company cannot guarantee that the rules and regulations of the FCC will continue to support the business operations as presently conducted by Cybersensor, ORBCOMM and Stellar. Also, satellite operations are subject to international frequency coordination, which may require consideration of accommodation requests from nearby satellite systems. The Company cannot guarantee that any and all existing licenses held by either Cybersensor, ORBCOMM or Stellar will be renewed and requisite frequencies coordinated, which would have an adverse effect on the business operations of the Company.

     PAMCO/CYBERSENSOR COULD LOSE REPUTATION IF IT IS NOT YEAR 2000 READY

     Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field. Many such systems will need to accept four-digit entries in order to distinguish 20th century dates from 21st century dates. As a result, before the end of year, computer systems and software used by many companies need to be upgraded to comply with these "Year 2000" requirements. Otherwise, these systems may cause miscalculations that will interfere with business activities or simply fail to work. The use of the term "Year 2000 Ready" means that customers will not experience any material difference in performance and functionality as a result of the date being prior to, during or after the year 2000. Management of the Company believes that the systems of Pamco, Cybersensor, ORBCOMM and Stellar are Year 2000 ready, however, there are no assurances that some applications may fail.

     RISKS OF INTERNATIONAL SALES OF CYBERSENSOR TECHNOLOGY PRODUCTS

     The Cybsensor Technology and related technology products will be sold by the Company in the marketplaces of Europe. International sales may be subject to political and economic risks, including political instability, currency controls and exchange rate fluctuations, and changes in import/export regulations, tariff and freight rates. Changes in tariffs or other trade policies could adversely affect the Company's potential customers.

          Identification of Additional Investment Opportunities

     THERE ARE UNSPECIFIED ADDITIONAL BUSINESS OPPORTUNITIES

     Management has not identified any potential business opportunities for acquisition by the Company nor has it identified any specific business within an industry or geographical area of operation for evaluation of potential business opportunities. The Company does not have any current arrangements, agreements or understandings with respect to acquiring or engaging in a business combination with any privately held company or other business venture. Shareholders of the Company will be entirely dependent upon management to select suitable business opportunities. There can be no assurance that the Company will be successful in identifying and evaluating suitable business opportunities or in consummating any investment transaction.


Item 2. Management's Discussion and Analysis or Plan of Operation.

Results of Operation

     For Fiscal Year Ended December 31, 1998 compared with Fiscal Year Ended December 31, 1997

     The Company's net losses for fiscal year ended 1998 were approximately $743,263 compared to a net loss of approximately $1,019,083 for fiscal year ended 1997. During both fiscal years, the Company recorded no income.

FORM 10-SB             Nevtah Capital Management Corporation             Page 15

     During fiscal year 1998, the Company recorded operating expenses of $743,263 compared to $1,019,083 of operating expenses recorded during fiscal year 1997. Although interest expense increased by approximately $45,746 during fiscal year 1998, general overhead and administrative expenses decreased approximately $321,566 during fiscal year 1998 compared to fiscal year 1993, generally resulting in the decrease of operating expenses during fiscal year 1998. The overhead and administrative expenses are primarily costs associated with consummation of the transaction with Pamco and the continuous identification of potential investment opportunities, which includes travel, financing, administration, and consulting.

     For Nine Month Period Ended September 30, 1998 compared with Nine Month Period Ended September 30, 1997

     The Company's net losses for the nine month period ended September 30, 1999 were approximately $480,971 compared to a net loss of approximately $506,199 for the nine month period ended September 30, 1998. During both nine month periods, the Company recorded no income.

     During the nine month period ended September 30, 1999, the Company recorded operating expenses of $480,971 compared to $506,199 of operating expenses recorded during the nine month period ended September 30, 1998. General overhead and administrative expenses decreased approximately $16,071 and interest expense decreased approximately $9,157 during the nine month period ended September 30, 1999 compared to the nine month period ended September 30, 1998, resulting in the decrease of operating expenses during the nine month period ended September 30, 1999. The overhead and administrative expenses are primarily costs associated with consummation of the transaction with Pamco and the continuous identification of potential investment opportunities, which includes travel, financing, administration, and consulting.

Liquidity and Capital Resources

     For Fiscal Year Ended December 31, 1998

     As of December 31, 1998, the Company had no current assets and its long term assets were $415,000. As of December 31, 1998, the Company's liabilities were $1,611,909. As of December 31, 1998, the liabilities exceeded assets by $1,196,909.

     The increase in assets in fiscal year 1998 was due primarily to the value of the convertible debenture issued to the Company by Pamco pursuant to the terms of the Pamco Agreement. The increase in liabilities in fiscal year 1998 was due primarily to notes payable to related parties in the aggregate amount of $1,231,648. The notes are due on demand until paid in full and/or converted into shares of common stock of the Company.

     Stockholders' equity (deficit) decreased from ($974,556) for fiscal year ended 1997 to ($1,196,909) for fiscal year ended 1998. To provide capital, the Company sold stock in private placement offerings or issued stock in exchange for debts or pursuant to contractual relations of the Company. See "Part II.
Item 4. Recent Sales of Unregistered Securities".

     For Nine Month Period Ended September 30, 1999

     As of the nine month period ended September 30, 1999, the Company had no current assets and its long term assets were $1,015,000. This increase in assets from fiscal year ended December 31, 1998 was due primarily to the Company's investment in and receipt of a promissory note in the amount of $1,015,000 in the Cybersensor Technology. As of the nine month period ended September 30, 1999, the Company's liabilities were $1,310,380. This decrease in liabilities from fiscal year ended December 31, 1998 was due primarily to the issuance of 20,000,000 shares of Common Stock of the Company in consideration of the advancement of $200,000 of stock subscriptions and the conversion of $1,000,000 in debt into 26,000,000 shares of Common Stock. See "Part II. Item 4. Recent Sales of Unregistered Securities".

FORM 10-SB             Nevtah Capital Management Corporation             Page 16

     Stockholders' equity (deficit) increased from ($1,196,909) for fiscal year ended December 30, 1998 to ($295,380) for the nine month period ended September 30, 1999.

Significant and Estimated Commitments

     As of the date of this Registration Statement, the Company has the following significant and material contractual commitments for fiscal year 2000.

     A significant and estimated commitment for the Company for fiscal year 2000 pertaining to contractual arrangements and work orders is an amount not greater than approximately $204,000 to RLK International Group, Inc., a Florida corporation ("RLK"). During January 1997, the Company entered into a management services agreement with RLK for the day-to-day operations of the Company. The agreement provides rendering of services at a cost not to exceed $12,000 per month and payment of office and overhead not to exceed $5,000 per month. The Company is charged the monthly fee by RLK for performance of services rendered on an ongoing basis commensurate with the needs and requirements of the Company for that particular month, including services related to marketing, administrative, public company operations, and maintenance.

     From the date of this Registration Statement, management believes that the Company can satisfy its cash requirements for approximately the next two months based on its current assets.

     Based upon the twelve-month operational plan proposed by management discussed above in "Description of Business - Sources of Revenue", it is anticipated that such an operational plan would require approximately $1,000,000 of additional financing. Such financing would cover the following major areas in the approximate amounts as follows: $600,000 for establishment of sales and distribution base in Europe; $100,000 for further identification of acquisition of investments in certain companies, and $200,000 for overhead and administrative expenses.

     Management does not anticipate any purchases or sales of plant and/or significant equipment, nor does it expect any significant changes in the number of its employees.

Item 3. Description of Property.

     Except as described above, the Company does not own any other real estate or other properties. The Company leases office space and its offices are located at 4400 PGA Boulevard, Suite 716, Palm Beach Gardens, Florida 33410. Management believes that the Company's offices are adequate for its reasonable foreseeable needs. The Company does not intend to acquire any additional properties.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

     The following table sets forth the name and address, as of the date of this Registration Statement, and the approximate number of shares of Common Stock of the Company owned of record or beneficially by each person who owned of record, or was known by the Company to own beneficially, more than five percent (5%) of the Company's Common Stock, and the name and shareholdings of each officer and director, and all officers and directors as a group as of the date of this Registration Statement.

--------------------------------------------------------------------------------
Title of Class  Name and Address          Amount and Nature (1)      Percent
                of Beneficial Owner       of Beneficial Owner        of Class
--------------------------------------------------------------------------------
                                                       (2)
Common Stock    All directors as a group      1,242,500                6.8%
                (3 persons)
--------------------------------------------------------------------------------


FORM 10-SB             Nevtah Capital Management Corporation             Page 17

(1) Does not assume the exercise of options pursuant to the terms of the Non-Qualified Stock Option Plan to purchase an aggregate of 1,040,000 shares of restricted Common Stock at $.40 per share (excluding the 400,000 options exercised by Mr. Kesonen). See "Executive Compensation - Non Qualified Stock Option Plan."

(2)  These are restricted shares of Common Stock.


Item 5. Directors, Executive Officers, Promoters and Control Persons.

     The directors and executive officers of the Company are as follows:

Name                    Age         Position with the Company
----                    ---         -------------------------

Daniel Kesonen          53          President and Director

Laurence C. Jones       52          Director

Michael MacDonald       56          Secretary, Treasurer and Director

     DANIEL KESONEN has been the President and a Director of the Company since October 6, 1995. Mr. Kesonen has lead a distinguished career in the private sector in project management, finance and business management. His background in the investment banking industry will aid in the course of developing the nfrastructure, financial resources and marketing strategy for the Company. Mr. Kesonen devotes a substantial amount of his time to the operations of the Company. For the past five years, Mr. Kesonen has been a managing director of RLK International Group, investment bankers with offices in Florida and Zurich, Switzerland. He was also president of PLC Systems, Inc., a vice president of Shearson Lehman Brothers, a vice president of E.F. Hutton and a vice-president of A.G. Edwards & Sons.

     LAURENCE C. JONES has been the Secretary, Treasurer and a Director of the Company since 1997. Mr. Jones has extensive experience in the London financial markets. His background in the international investment banking industry will aid in the course of establishing the Company's base in Europe. Mr. Jones devotes most of his time to the operations of the Company. For the past five years, Mr. Jones has been a consultant to the financial company of Chiltern Group Plc. He was also a former chairman and managing director of Barclays Metals Limited and a current director of the London Metal Exchange Ltd.

     MICHAEL MACDONALD has been a Director of the Company since 1999. Mr. MacDonald has extensive investment experience in corporate finance and public accounting. Mr. MacDonald has spent that past twenty years as the founder of Business Advisory Group, Inc., a Florida company specializing in the consultation to the private investment community and is currently Managing Director.

     Mr. Kesonen devotes a substantial amount of his time to the business operations of the Company. Messrs. Jones and MacDonald each devote part of their time to the business operations of the Company. At the present time, no family relationship exists among any of the named directors and executive officers. No arrangement or understanding exists between any such director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer of the Company. The directors of the Company are elected annually and serve until their successors take office or until their death, resignation or removal. The executive officers serve at the pleasure of the Board of Directors of the Company.

     As of the date of this Registration Statement, no director or executive officer of the Company is or has been involved in any legal proceeding concerning (i) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the

FORM 10-SB             Nevtah Capital Management Corporation             Page 18
bankruptcy or within two years prior to that time; (ii) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses) within the past five years; (iii) being subject to any order, judgment or decree permanently or temporarily enjoining, barring, suspending or otherwise limiting involvement in any type of business, securities or banking activity; or (iv) being found by a court, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law (and the judgment has not been reversed, suspended or vacated).

Item 6. Executive Compensation.

     As of the date of this Registration Statement, the Company does not pay fees to any of its directors or officers as compensation for their directorship or executive officer roles. As of fiscal years ended December 31, 1998 through date of inception, the Company has not accrued nor paid its officers and directors compensation. All executive officers and directors of the Company are reimbursed, however, for any out-of-pocket expenses incurred by them on behalf of the Company. Executive compensation is subject to change concurrent with board of director approval. Mr. Kesonen is also a member of the board of directors of Pamco.

     Pursuant to the agreement between the Company and RLK International Group, Inc., a Florida corporation ("RLK"), services rendered or to be rendered pursuant to the terms and provisions are: (i) financial, such as business planning, capital and operating budgeting, bookkeeping, financial statement services, auditor liaison, banking, record keeping and documentation, database records, and (ii) administration, such as legal liaison, corporate minute book maintenance and record keeping, corporate secretarial services, printing and production, office and general duties, international business relations, corporate information distribution and public relations, and media liaison. Mr. Kesonen is a director and the president of RLK.

Non-Qualified Stock Option Plan

     On March 1, 1999, the Board of Directors of the Company adopted a Non-Qualified Stock Option Plan (the "SOP") which provides for the grant of options to purchase an aggregate of 2,000,000 shares of Common Stock at $.40 per share. The purpose of the SOP is to make options available to directors, management and significant contractors of the Company in order to encourage them to secure an increase on reasonable terms of their stock ownership in the Company and to encourage them to remain in the employ of the Company, and to provide them compensation for past services provided.

     The SOP is administered by the Board of Directors which determines the persons to be granted options under the SOP, the number of shares subject to each option, the exercise price of each option and the option period, and the expiration date of such options. The exercise of an option may be less than fair market value of the underlying shares of Common Stock. No options granted under the SOP will be transferable by the optionee other than by that provided by the Option Grant Agreements or will or the laws of descent and distribution and each option will be exercisable, during the lifetime of the optionee, only by such optionee.

     The exercise price of an option granted pursuant to the SOP may be paid in cash, by the surrender of options, in Common Stock, in other property, including the optionee's promissory note, or by a combination of the above.

     As of the date of this Registration Statement, options have been granted in the aggregate of 1,440,000 shares to the following individuals. All options granted are exercisable by the respective individual from the date of grant through the date of expiration.

FORM 10-SB             Nevtah Capital Management Corporation             Page 19

--------------------------------------------------------------------------------
                       Number of         Date          Exercise      Date of
                     Shares Granted    of Grant          Price      Expiration
--------------------------------------------------------------------------------

Daniel P. Kesonen       1,000,00     April 1, 1999       $0.40     April 1, 2019
Ron Fisher               240,000     April 1, 1999       $0.40     April 1, 2019
Michael MacDonald        100,000     April 1, 1999       $0.40     April 1, 2019
Laurence Jones           100,000     April 1, 1999       $0.40     April 1, 2019

TOTAL                  1,440,000
--------------------------------------------------------------------------------

     On December 19, 1999, Mr. Kesonen elected to exercise his option to purchase 400,000 shares of the restricted Common Stock of the Company at $0.40 per share.

Item 7. Certain Relationships and Related Transactions.

     On June 4, 1998, the Company entered into an agreement with Petroleum Asset Managament Corporation, a Delaware corporation ("Pamco") which generally provided for the utilization of the pumping technology on oil and gas producing wells or leases (the "Pamco Agreement")/ The Pamco Agreement required the Company to make periodic payment of capital contributions to Pamco. The capital contributions would be used by Pamco to fund its large-scale acquisition program of stripper oil and gas well leases within the United States and the subsequent conversion of such wells to utilization of its technology systems. The Pamco Agreement generally provided for the acquisition by the Company of the rights to the technology systems to market and distribute for all stripper oil and gas well applications, as well as for environmental uses in cleaning up contaminated groundwater, within the European market. The Pamco Agreement also provided for the issuance by Pamco to the Company of a convertible debenture, which provided the Company with the right to convert the full amount of the debenture to shares of restricted common stock in Pamco at a conversion rate of $55.56 per share or the latest market price of sales of Pamco's common stock.

     Due to extreme interest in the Cybersenor Technology and related technology products and the recent low oil prices, the Company and Pamco jointly agreed to focus their current priorities on the continued development and marketing of the Cybersensor Technology to the oil and gas industry, including stripper oil and gas well producers. Therefore, during December 1999, the Company and Pamco agreed to amend the Pamco Agreement to limit the Company's investment in Pamco to the amount of funds invested to date by the Company pursuant to its payment of the capital contributions. In accordance with the terms and provisions of the amended Pamco Agreement, the Company is currently the record holder of 193,883 shares of restricted common stock of Pamco (which represents approximately a 26.2% ownership interest) and the record holder of 1,551,064 shares of restricted common stock of Cybersensor (which represents approximately a 20.7% equity ownership interest).

     The above described transaction was conducted pursuant to arms-length negotiations. The board of directors of the Company has not adopted or approved any policy regarding future transactions with related third parties.

     Certain of the officers and directors of the Company are engaged in other businesses, either individually or through partnerships and corporations in which they may have an interest, hold an office or serve on the boards of directors. Some of the directors of the Company have other business interests to which they devote a portion of their time. Certain conflicts of interest, therefore, may arise between the Company and its directors. Such conflicts can be resolved through the exercise by these individuals of judgment consistent with their respective fiduciary duties to the Company. The officers and directors of the Company intends to resolve such conflicts in the best interests of the Company. Moreover, the officers and directors will devote their time to the affairs of the Company as they deem necessary.

FORM 10-SB             Nevtah Capital Management Corporation             Page 20

Item 8. Description of Securities.

     The Company is authorized to issue 100,000,000 shares of $0.005 par value Common Stock.

     Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders of the Company. Except as may be required by law, holders of shares of Common Stock will not vote separately as a class, but will vote together with the holders of outstanding shares of other classes or capital stock. There is no right to cumulate votes for the election of directors. A majority of the issued and outstanding Common Stock constitutes a quorum at any meeting of stockholders and the vote by the holders of a majority of the outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger or an amendment to the Articles of Incorporation.

     Holders of shares of Common Stock are entitled to receive dividends if, as and when, declared by the Board of Directors out of funds legally available therefore. Upon liquidation of the Company, holders of shares of Common Stock are entitled to share ratably in all assets of the Company remaining after payment of liabilities. Holders of shares of Common Stock have no conversion, redemption or preemptive rights. The outstanding shares of Common Stock are fully paid and nonassessable. The shares of Common Stock issued upon exercise of the stock option and payment therefore will be validly issued, fully paid and nonassessable.


PART II

Item 1. Market for Common Equity and Related Stockholder Matters

     The Company's Common Stock is traded only in the United States on the over-the-counter Bulletin Board, under the trading symbol, NTAH.

     The table set forth below presents the range, on a quarterly basis, of high and low closing sales prices per share of Common Stock as reported for the last two fiscal years. The quotations represent prices between dealers and do not include retail markup, markdown or commissions and may not necessarily represent actual transactions.

Common Stock
     ------------------------------------------------------
     Quarter Ended                  High               Low
     ------------------------------------------------------
     Fiscal Year 1998
     ----------------
     March 31, 1998                $2.80              $1.40
     June 30, 1998                  2.75                .60
     September 30, 1998             1.20                .42
     December 31, 1998               .62                .15

     Fiscal Year 1999
     ----------------
     March 31, 1999                $0.67              $0.35
     June 30, 1999                  1.75                .12
     September 30, 1999             1.06                .50
     December 31, 1999               .73                .22
     ------------------------------------------------------

     The 18,333,511 shares of Common Stock outstanding as of the date of this Registration Statement were held by approximately 90 holders of record worldwide.

FORM 10-SB             Nevtah Capital Management Corporation             Page 21

     The Board of Directors has never authorized or declared the payment of any dividends on the Company's Common Stock and does not anticipate the declaration or payment of cash dividends in the foreseeable future. The Company intends to retain future earnings, if any, to finance the development and expansion of its business. Future dividend policies will be subject to the discretion of the Board of Directors and will be contingent upon, among other things, future earnings, the Company's financial condition, capital requirements, general business conditions, level of debt, and other relevant factors.

Transfer Agent

     The transfer agent and registrar for the Common Stock is Alpha Tech Stock Transfer, 929 E. Spiers Lane, Draper, Utah 84020, telephone number (801) 571-5118.


Item 2. Legal Proceedings.

     Management is not aware of any legal proceedings contemplated by any governmental authority or other party than those indicated below involving the Company or its properties. No director, officer or affiliate of the Company is
(i) a party adverse to the Company in any legal proceedings, or (ii) has an adverse interest to the Company in any legal proceedings. Management is not aware of any other legal proceedings pending or that have been threatened against the Company or its properties.


Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

     Since the inception of the Company (September 15, 1986) to June 1999, the Company had a former accountant. Since June 1999 and to date, the Company's current principal independent accountant have not resigned or declined to stand for re-election or were dismissed. The Company's former principal independent accountant declined to stand for re-election after the Company's formative years as his policy for providing accounting services did not extend to include the Company's growing scale of operations and transactions. Such decision to change accountants was approved by the Board of Directors. There were no disagreements with the former accountant which were not resolved on any matter concerning accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

     Moreover, neither the Company's current principal independent accountant nor its former principal independent accountant have provided an adverse opinion or disclaimer of opinion to the Company's financial statements, nor modified their respective opinion as to uncertainty, audit scope or accounting principles.

     The Company's principal independent accountant from September 15, 1986 to June 1999 was Barry L. Friedman of 1582 Tulita Drive, Las Vegas, Nevada 89123. The Company's principal independent accountant from June 1999 to the current date is Jones, Jensen & Company of 50 South Main Street, Suite 1450, Salt Lake City, Utah 84114.


Item 4. Recent Sales of Unregistered Securities.

     To provide capital, the Company has sold stock in private placement offerings or issued stock in exchange for debts of the Company or pursuant to contractual agreements as follows:

          o In September 1986, the Company completed an offering in which it raised $2,500 under Rule 504 of Regulation D pursuant to which it sold 25,000 shares of Common Stock at an average of $0.10 per share. The Company issued shares of Common Stock to three investors. The investors executed subscription agreements and

FORM 10-SB             Nevtah Capital Management Corporation             Page 22
               acknowledged that the securities to be issued had not been registered under the 1933 Securities Act, that the investors understood the economic risk of an investment in the securities, and that the investors had the opportunity to ask questions of and receive answers from the Company's management concerning any and all matters related to the acquisition of securities. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the offer and sale of the securities.

          o On November 17, 1993, the Company completed an offering in which it raised $25,000 under Regulation S pursuant to which it sold 100,000 shares of Common Stock at $0.25 per share. The Company issued shares of Common Stock to one investor who was a non-resident of the United States. The stock certificate evidencing the shares of Common Stock was cancelled on June 29, 1994 and the Company returned the $25,000 to the investor.

          o On December 20, 1994, the Company entered into an agreement with Jose F. Carcia whereby the Company issued 400,000 shares of its Common Stock to Jose F. Carcia in exchange for consideration in the amount of $10,000 and 60,000 shares of restricted common stock of Tera West Ventures, Inc., a company which trades its securities on the ITC Bulletin Board under the symbol of TWVI. The issuance of the Common Stock described herein was made in connection with a contractual arrangement not involving a public offering to a single investor, and is exempt from registration pursuant to Section 4(2) of the 1933 Securities Act. The certificate representing issuance of such shares of Common Stock to Jose F. Carcia has a legend that the shares of Common Stock cannot be resold without registration under the 1933 Securities Act or in compliance with an available exemption from registration. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the offer and sale of the securities.

          o On September 26, 1995, the Company completed an offering in which is raised $17,000 under Regulation S pursuant to which it sold 7,100,000 shares of Common Stock at $0.002 per share. The Company issued shares of Common Stock to three investors. All three investors were non-residents of the United States. The investors executed subscription agreements and acknowledged that the securities to be issued had not been registered under the 1933 Securities Act, that the investors understood the economic risks of an investment in the securities, and that the investors had the opportunity to ask questions of and receive answers from the Company's management concerning any and all matters related to the acquisition of securities. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the offer and sale of the securities.

          o On September 15, 1996, the Company entered into two separate settlement agreements with two creditors whereby the Company agreed to issue to each creditor 100,000 shares of Common Stock at $0.10 per share pursuant to Section 4(2) of the 1933 Securities Act. Under the terms of the settlement agreements, the creditors respectively agreed to accept the 100,000 shares of Common Stock as payment for respective debts owed to such creditors. The Company issued the shares in reliance upon the exemption from registration provided by Section 4(2) of the 1933 Securities Act. Both creditors represented to the Company that they acquired the shares for their own respective account and not with a view to distribution, and that the Company made available all material information concerning the Company.

FORM 10-SB             Nevtah Capital Management Corporation             Page 23

          o In November 1997, the Company completed an offering in which is raised $77,250 under Rule 504 of Regulation D pursuant to which it sold 7,725,000 shares of its Common Stock at $0.01 per share. The Company issued shares of Common Stock to 28 investors, of which 27 were non-residents of the United States and one was a resident of the United States who was not an accredited investor as that term is defined in Regulation D . The investors executed subscription agreements and acknowledged that the securities to be issued had not been registered under the 1933 Securities Act, that the investors understood the economic risk of an investment in the securities, and that the investors had the opportunity to ask questions of and receive answers from the Company's management concerning any and all matters related to the acquisition of securities. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the offer and sale of the securities.

          o In December 1998, the Company completed an offering in which it raised $520,910 under Rule 504 of Regulation D pursuant to which it sold 9,507,542 shares of Common Stock at $0.05 per share. The Company issued shares of Common Stock to 14 investors, of which 13 were non-residents of the United States and one was a resident of the United States who was an accredited investor as that term is defined under Regulation D. The investors executed subscription agreements and acknowledged that the securities to be issued had not been registered under the 1933 Securities Act, that the investors understood the economic risk of an investment in the securities, and that the investors had the opportunity to ask questions of and receive answers from the Company's management concerning any and all matters related to the acquisition of securities. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the offer and sale of the securities.

          o In March 1999, the Company completed an offering in which it raised $200,000 under Regulation S pursuant to which it sold 20,000,000 shares of Common Stock at $0.01 per share. The Company issued shares of Common Stock to 10 investors, all of who were non-residents of the United States. The investors executed subscription agreements and acknowledged that the securities to be issued had not been registered under the 1933 Securities Act, that the investors understood the economic risk of an investment in the securities, and that the investors had the opportunity to ask questions of and receive answers from the Company's management concerning any and all matters related to the acquisition of securities. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the offer and sale of the securities.

          o On March 29, 1999, the Company entered into two separate settlement agreements with creditors whereby the Company agreed to issue to each of the creditors 13,000,000 shares of Common Stock at an average of $0.038 per share. Each of the creditors is a non-resident of the United States. Under the terms of the respective settlement agreements, the creditors each agreed to accept the 13,000,000 shares of Common Stock as payment for the respective debts owed to such creditor. The Company issued the shares in reliance upon the exemption from registration provided by Regulation S of the 1933 Securities Act. The creditors each represented to the Company that they acquired the shares of their own respective account and not with a view to distribution, and that the Company made available all material information concerning the Company.

FORM 10-SB             Nevtah Capital Management Corporation             Page 24

          o In August 1999, the Company completed an offering in which it raised $70,800 under Regulation S pursuant to which it sold 160,000 shares of Common Stock at $0.43 per share. The Company issued shares of Common Stock to one investor, who is a non-resident of the United States. The investor executed a subscription agreement and acknowledged that the securities to be issued had not been registered under the 1933 Securities Act, that the investor understood the economic risk of an investment in the securities, and that the investor had the opportunity to ask questions of and receive answers from the Company's management concerning any and all matters related to the acquisition of securities. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the offer and sale of the securities.

          o On September 7, 1999, the Company entered into two separate settlement agreements with creditors whereby the Company agreed to issue 140,000 shares of Common Stock at $0.45 per share and 60,000 shares of Common Stock at $0.45 per share, respectively, pursuant to Section 4(2) of the 1933 Securities Act. Under the terms of the settlement agreements, the creditors each agreed to accept such shares of Common Stock as payment for the respective debts owed to such creditor. The Company issued the shares in reliance upon the exemption from registration provided by Section 4(2) of the 1933 Securities Act. The creditors each represented to the Company that they acquired the shares for their own respective account and not with a view to distribution, and that the Company made available all material information concerning the Company.

          o On September 7, 1999, the Company entered into an agreement with a consultant whereby the consultant agreed to the preparation of a business plan and shareholder communications in exchange for the issuance of 50,000 shares of Common Stock at $0.45 per share pursuant to Regulation S of the 1933 Securities Act. Under the terms of the agreement, the consultant agreed to accept the 50,000 shares of Common Stock in lieu of a cash payment. The Company issued the shares in reliance upon the exemption from registration provided by Regulation S of the 1933 Securities Act. The consultant represented to the Company that he acquired the shares for his own account and not with a view to distribution, and that the Company made available all material information concerning the Company.

          o On December 9, 1999, the Company entered into nine separate settlement agreements with creditors whereby the Company agreed to issue an aggregate of 1,929,000 shares of Common Stock at $0.40 per share pursuant to Section 4(2) and Regulation S of the 1933 Securities Act. Under the terms of the respective settlement agreements, each creditor agreed to accept their respective shares of Common Stock as payment for the respective debt owed to such creditor. Eight of the creditors are non-residents of the United States and one creditor is a resident of the United States. The Company issued the shares in reliance upon the exemption from registration provided by Regulation S and Section 4(2) of the 1933 Securities Act. The creditors each represented to the Company that they acquired the shares for their own respective account and not with a view to distribution, and that the Company made available all material information concerning the Company.

          o On December 14, 1999, the president and director of the Company, Daniel Kesonen, exercised his option to purchase 400,000 shares of Common Stock at $0.40 per share pursuant to Section 4(2) of the 1933 Securities Act.

FORM 10-SB             Nevtah Capital Management Corporation             Page 25

     As of the date of this Registration Statement, the Company has 18,333,511 shares of its Common Stock issued and outstanding. Of the 18,333,511 of the Company's current outstanding shares of Common Stock, 10,394,511 shares are free trading. At such time, the holders may offer and sell these shares of Common Stock at such times and in such amounts as they may respectively determine in their sole discretion.

     The holders of free trading Common Stock in the capital of the Company may offer these shares of Common Stock through market transactions at prices prevailing in the OTC market or at negotiated prices which may be fixed or variable and which may differ substantially from OTC prices. The holders have not advised the Company that they anticipate paying any consideration, other than the usual and customary broker's commission, in connection with the sales of these free trading shares of Common Stock. The holders are acting independently of the Company making such decisions with respect to the timing, manner and size of each sale.

     Of the 18,333,511 of the Company's current outstanding shares of Common Stock, 7,939,000 shares are "restricted shares" as that term is defined in the Securities Act and the rules and regulations thereunder. To be eligible for sale in the public market, the holders must comply with Rule 144. In general, Rule 144 allows a person holding restricted shares for a period of at least one year to sell within any three month period that number of shares which does not exceed the greater of 1% of the Company's then outstanding shares or the average weekly trading volume of the shares during the four calendar weeks preceding such sale. Rule 144 also permits, under certain circumstances, sale of shares by a person who is not an affiliate of the Company and who has satisfied a two year holding period without any volume limitations, manner of sale provisions or current information requirements. As defined in Rule 144, an affiliate of an issuer is a person who, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such issuer, and generally includes members of the Board of Directors. Sales pursuant to Rule 144 or otherwise, if in sufficient volume, could have a depressive effect on the market price of the Company's securities. Moreover, the possibility of such sales may have a depressive effect on market prices.

     To date, no sales of restricted shares of Common Stock have been made.


Item 5. Indemnification of Officers and Directors.

     Section 78.751 of Chapter 78 of the Nevada Revised Statutes contains provisions for indemnification of the officers and directors of the Company. The Bylaws require the Company to indemnify such persons to the full extent permitted by Nevada law. The Bylaws with certain exceptions, eliminate any personal liability of a director to the Company or its shareholders for monetary damages to the Company or its shareholders for gross negligence or lack of care in carrying out the director's fiduciary duties as such. Nevada law permits such indemnification if a director or officer acts in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company. A director or officer must be indemnified as to any matter in which he successfully defends himself.

     The officers and directors of the Company are accountable to the shareholders of the Company as fiduciaries, which means such officers and directors are required to exercise good faith and integrity in handling the Company's affairs.

     A shareholder may be able to institute legal action on behalf of himself and all other similarly situated shareholders to recover damages where the Company has failed or refused to observe the law. Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal

FORM 10-SB             Nevtah Capital Management Corporation             Page 26
and state securities laws and regulations. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company due to a breach of a fiduciary duty by an officer or director of the Company in connection with such sale or purchase including, but not limited to, the misapplication by any such officer or director of the proceeds from the sale of any securities, may be able to recover such losses from the Company.

     The Company and its affiliates may not be liable to its shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud or a knowing violation of the law, since provisions have been made in the Articles of Incorporation and By-laws limiting such liability. The Articles of Incorporation and By-laws also provide for indemnification of the officers and directors of the Company in most cases for any liability suffered by them or arising out of their activities as officers and directors of the Company if they were not engaged in intentional misconduct, fraud or a knowing violation of the law. Therefore, purchasers of these securities may have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and By-laws. In the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act of 1933 is contrary to public policy and, therefore, unenforceable.

     The Company may also purchase and maintain insurance on behalf of directors and officers insuring against any liability asserted against such person incurred in the capacity of director or officer or arising out of such status, whether or not the Company would have the power to indemnify such person.

     The Company will not acquire assets from its current management or any entity in which such management has a five percent (5%) or greater equity interest unless the Company has first received an independent opinion as to the fairness of the terms of the acquisition. In negotiating the terms of the acquisition of the assets, management may be influenced by the possibility of future personal benefit from unrelated business dealings with such persons or entities. Management believes that any such conflict will be resolved in favor of the Company and its shareholders. The officers and directors are required to exercise good faith and integrity in handling the Company's affairs. Management of the Company has agreed to abide by this fiduciary duty.


Item 6. Financial Statements.

     Reference is made to Part III, Item 1 and 2 - Index to and Description of Exhibits for a list of all financial statements filed as part of this Registration Statement on Form 10-SB.


PART III

Item 1 & 2.  Index to and Description of Exhibits.

     (a) The following Financial Statements are filed as a part of this Registration Statement:

     1.   Independent Auditors' Report dated June 30, 1999.
     2. Balance Sheets for fiscal year ended December 31, 1998 and December 31, 1997.
     3. Statements of Operation for fiscal year ended December 31, 1998, December 31, 1997 and from inception (September 15, 1986) to December 31, 1998.
     4. Statements of Cash Flow for fiscal year ended December 31, 1998, December 31, 1997 and from inception (September 15, 1986) to December 31, 1998.
     5. Statements of Stockholders' Equity (Deficit) for year from inception (September 15, 1986) to December 31, 1998.
     6.   Notes to Financial Statements.
     7. Balance Sheet for Nine-Month Period Ended September 30, 1999 and September 30, 1998.

FORM 10-SB             Nevtah Capital Management Corporation             Page 27

     8. Statement of Operations for Nine-Month Period Ended September 30, 1999 and September 30, 1998.
     9. Statement of Changes in Stockholders' Equity Period for Nine-Month Period Ended September 30, 1999.
     10. Notes to the Financial Statements for Nine-Month Period Ended September 30, 1999.

     (b) The following Exhibits are filed as part of this Registration
Statement:

--------------------------------------------------------------------------------
Exhibit   Description
No.
--------------------------------------------------------------------------------
2         Not applicable.

3 Articles of Incorporation and amendment thereto for the Company By-laws of the Company

4         Not Applicable

9         Not Applicable

10.1 Agreement between the Company and Petroleum Asset Management Corporation dated March 9, 1998 and Agreement between the Company and Petroleum Asset Management Corporation dated June 4, 1998.

11        Not Applicable

16 Letter on Change in Certifying Accountant - to be supplied in next filing

21        Not Applicable

24        Not Applicable
--------------------------------------------------------------------------------

FORM 10-SB             Nevtah Capital Management Corporation             Page 28

                      NEVTAH CAPITAL MANAGEMENT CORPORATION
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS

                           December 31, 1998 and 1997

                                 C O N T E N T S



Independent Auditors' Report...............................................  F-3

Balance Sheet..............................................................  F-4

Statements of Operations...................................................  F-6

Statements of Stockholders' Equity (Deficit)...............................  F-7

Statements of Cash Flows...................................................  F-9

Notes to the Financial Statements.......................................... F-10

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


Board of Directors
Nevtah Capital Management Corporation
Palm Beach Gardens, Florida


We have audited the accompanying balance sheet of Nevtah Capital Management Corporation as of December 31, 1998 and the related statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nevtah Capital Management Corporation, as of December 31, 1998 and the results of its operations and cash flows for the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has suffered recurring losses from operations and has no established source of revenue which raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ Jones, Jensen & Company
Jones, Jensen & Company
Salt Lake City, Utah
June 30, 1999

                      NEVTAH CAPITAL MANAGEMENT CORPORATION
                          (A Development Stage Company)
                                  Balance Sheet


                                     ASSETS
                                     ------

                                                                    December 31,
                                                                        1998
                                                                        ----

CURRENT ASSETS

   Cash                                                               $   --
                                                                      --------

     Total Current Assets                                                 --
                                                                      --------

OTHER ASSETS

   Note receivable - related party (Note 6)                            415,000
                                                                      --------

     Total Other Assets                                                415,000
                                                                      --------

     TOTAL ASSETS                                                     $415,000
                                                                      ========











   The accompanying notes are an integral part of these financial statements.

                      NEVTAH CAPITAL MANAGEMENT CORPORATION
                          (A Development Stage Company)
                            Balance Sheet (Continued)


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                 ----------------------------------------------

                                                                    December 31,
                                                                       1998
                                                                       ----

CURRENT LIABILITIES

   Notes payable - related parties (Note 7)                         $ 1,231,648
   Accounts payable                                                     104,413
   Accrued liabilities                                                   75,848
   Stock subscription advance (Note 5)                                  200,000
                                                                    -----------

     Total Current Liabilities                                        1,611,909
                                                                    -----------

STOCKHOLDERS' EQUITY (DEFICIT)

   Common stock:  $0.001 par value, authorized 50,000,000 shares;
     26,972,542 shares issued and outstanding                            26,972
   Additional paid-in capital                                           851,688
   Deficit accumulated during the development stage                  (2,075,569)
                                                                    -----------

     Total Stockholders' Equity (Deficit)                            (1,196,909)
                                                                    -----------

     TOTAL LIABILITIES AND STOCKHOLDERS'
      EQUITY (DEFICIT)                                              $   415,000
                                                                    ===========








   The accompanying notes are an integral part of these financial statements.

                      NEVTAH CAPITAL MANAGEMENT CORPORATION
                          (A Development Stage Company)
                            Statements of Operations


                                                                       From
                                                                   Inception on
                                       For the Years Ended         September 15,
                                           December 31,            1986 Through
                                       --------------------         December 31,
                                       1998            1997            1998
                                       ----            ----            ----

REVENUE                            $       --      $       --      $       --
                                   ------------    ------------    ------------

EXPENSES

   General and administrative           218,610         208,630         740,463
   Interest expense                      93,903          48,157         142,060
                                   ------------    ------------    ------------

     Total Expenses                     312,513         256,787         882,523
                                   ------------    ------------    ------------

OTHER EXPENSES

   Loss on asset valuation              430,750         762,296       1,193,046
                                   ------------    ------------    ------------

     Total Other Expenses               430,750         762,296       1,193,046
                                   ------------    ------------    ------------

NET LOSS                           $   (743,263)   $ (1,019,083)   $ (2,075,569)
                                   ============    ============    ============

BASIC LOSS PER SHARE               $      (0.04)   $      (0.08)
                                   ============    ============

BASIC WEIGHTED AVERAGE OF
 SHARES OUTSTANDING                  20,944,669      12,012,917
                                   ============    ============








   The accompanying notes are an integral part of these financial statements.



                      NEVTAH CAPITAL MANAGEMENT CORPORATION
                          (A Development Stage Company)
                  Statements of Stockholders' Equity (Deficit)


                                                                            Deficit
                                                                          Accumulated
                                       Common Stock          Additional   During the
                                   --------------------       Paid-in     Development
                                   Shares        Amount       Capital        Stage
                                   ------        ------       -------        -----

Balance, September 15, 1986            --      $     --      $     --      $     --

Common stock issued for
 cash at an average of $0.01
 per share                        2,140,000         2,140        25,360          --

Net loss from inception on
 September 15, 1986 through
 December 31, 1993                     --            --            --          (3,266)
                                 ----------    ----------    ----------    ----------

Balance, December 31, 1993        2,140,000         2,140        25,360        (3,266)

Common stock canceled for
 cash at $0.25 per share           (100,000)         (100)      (24,900)         --

Common stock issued for
 cash and marketable
 securities at $0.60 per share      400,000           400       240,600          --

Net loss for the year ended
 December 31, 1994                     --            --            --            (834)
                                 ----------    ----------    ----------    ----------

Balance, December 31, 1994        2,440,000         2,440       241,060        (4,100)

Common stock issued for
 cash at $0.002 per share         7,100,000         7,100         9,900          --

Net loss for the year ended
 December 31, 1995                     --            --            --         (13,400)
                                 ----------    ----------    ----------    ----------

Balance, December 31, 1995        9,540,000         9,540       250,960       (17,500)

Common stock issued for
 services at $0.10 per share        200,000           200        19,800          --

Net loss for the year ended
 December 31, 1996                     --            --            --        (295,723)
                                 ----------    ----------    ----------    ----------

Balance, December 31, 1996        9,740,000    $    9,740    $  270,760    $ (313,223)
                                 ----------    ----------    ----------    ----------


                                       F-7


                      NEVTAH CAPITAL MANAGEMENT CORPORATION
                          (A Development Stage Company)
            Statements of Stockholders' Equity (Deficit) (Continued)


                                                                          Deficit
                                                                        Accumulated
                                     Common Stock         Additional    During the
                                 --------------------       Paid-in     Development
                                 Shares        Amount       Capital        Stage
                                 ------        ------       -------        -----

Balance, December 31, 1996      9,740,000   $     9,740   $   270,760   $  (313,223)

Common stock issued for
 cash at an average of
 $0.01 per share                7,725,000         7,725        69,525          --

Net loss for the year ended
 December 31, 1997                   --            --            --      (1,019,083)
                              -----------   -----------   -----------   -----------

Balance, December 31, 1997     17,465,000        17,465       340,285    (1,332,306)

Common stock issued for
 cash at an average of
 $0.05 per share                9,507,542         9,507       511,403          --

Net loss for the year ended
 December 31, 1998                   --            --            --        (743,263)
                              -----------   -----------   -----------   -----------

Balance, December 31, 1998     26,972,542   $    26,972   $   851,688   $(2,075,569)
                              ===========   ===========   ===========   ===========






   The accompanying notes are an integral part of these financial statements.

                                       F-8


                          NEVTAH CAPITAL MANAGEMENT CORPORATION
                              (A Development Stage Company)
                                Statements of Cash Flows


                                                                                  From
                                                                              Inception on
                                                    For the Years Ended       September 15,
                                                        December 31,          1986 Through
                                                    -------------------       December 31,
                                                    1998           1997           1998
                                                    ----           ----           ----

CASH FLOWS FROM OPERATING
 ACTIVITIES

   Net loss                                     $  (743,263)   $(1,019,083)   $(2,075,569)
   Adjustment to reconcile net loss to net
    cash provided by operating activities:
     Issuance of common stock for services             --             --           20,000
     Increase in accounts payable                    53,195         51,218        104,413
     Increase in accrued liabilities                 73,080          2,768         75,848
                                                -----------    -----------    -----------

       Net Cash  Used In Operating Activities      (616,988)      (965,097)    (1,875,308)
                                                -----------    -----------    -----------

CASH FLOWS FROM INVESTING
 ACTIVITIES

   Note receivable - related party                 (415,000)          --         (415,000)
                                                -----------    -----------    -----------

       Net Cash Used in Investing Activities       (415,000)          --         (415,000)
                                                -----------    -----------    -----------

CASH FLOWS FROM FINANCING
 ACTIVITIES

   Issuance of common stock for cash                520,910         77,250        858,660
   Borrowings from related parties                  650,823        887,847      1,571,393
   Repayment to related parties                    (139,745)          --         (139,745)
                                                -----------    -----------    -----------

       Net Cash Provided by Financing
        Activities                                1,031,988        965,097      2,290,308
                                                -----------    -----------    -----------

NET INCREASE (DECREASE) IN CASH                        --             --             --

CASH, BEGINNING OF PERIOD                              --             --             --
                                                -----------    -----------    -----------

CASH, END OF PERIOD                             $      --      $      --      $      --
                                                ===========    ===========    ===========

NON-CASH FINANCING ACTIVITIES

CASH PAID FOR:

   Interest                                     $      --      $      --      $      --
   Income taxes                                 $      --      $      --      $      --


                                           F-9

                      NEVTAH CAPITAL MANAGEMENT CORPORATION
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                December 31, 1998


NOTE 1 - ORGANIZATION AND HISTORY

     The Company was organized September 15, 1986, under the laws of the State of Nevada. The purpose of the Company is to perform any lawful activity permitted by the State of Nevada. The Company has never been able to commence any operations and in accordance with SFAS #7, is considered a development stage company.

     On August 14, 1993, the Company amended its Articles of Incorporation changing the par value of the common stock from $1.00 per share to $0.001 per share, and increasing the authorized shares from 25,000 shares to 50,000,000 shares.

     On November 17, 1993, the Company authorized a forward stock split on the basis of 40:1, increasing the outstanding shares of common stock to 1,000,000 shares.

     On November 17, 1993, the Company sold 100,000 shares of common stock for $25,000. On June 29, 1994, these shares were canceled and the $25,000 was returned to the investor.

     On July 29, 1994, the Company approved a 2-for-1 forward stock split increasing the outstanding shares of common stock from 1,000,000 to 2,000,000 shares.

     On December 20, 1994, the Company issued 400,000 shares of its common stock for $10,000 in cash and 60,000 restricted shares of Tera West Ventures, Inc. On December 20, 1994, the stock was $5.50 bid $6.50 asking . Because of the restriction, the stock was valued at the bid price of $5.50 times 60,000 shares less a 30% discount or $231,000.

     On September 15, 1996, the Company issued 200,000 common shares of stock for $20,000 for services.

     The stock splits are reflected in the accompanying financial statements on a retroactive basis.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES AND PROCEDURES

     The Company has no operations to date and its accounting policies and procedures have not been determined, except as follows:

     Accounting Method
     -----------------

     The Company uses the accrual method of accounting.

     Basic Loss Per Share
     --------------------

     Basic loss per share has been calculated based on the weighted average number of shares of common stock outstanding during the period.

                      NEVTAH CAPITAL MANAGEMENT CORPORATION
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                December 31, 1998


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES AND PROCEDURES

     Income Taxes
     ------------

     As of December 31, 1998, the Company had a net operating loss carryforward for federal income tax purposes of approximately $2,000,000 that may be used in future years to offset taxable income through 2013.The tax benefit of the cumulative carryforwards has been offset by a valuation allowance of the same amount.

     Cash and Cash Equivalents
     -------------------------

     For purposes of financial statement presentation, the Company considers all highly liquid investments with a maturity of three months or less, from the date of purchase to be cash equivalents.

     Use of Estimates
     ----------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - WARRANTS AND OPTIONS

     There are no warrants or options outstanding to acquire any additional shares of common stock of the Company.

NOTE 4 - GOING CONCERN

     The Company has had no operations since inception in 1986. The Company has not established revenues sufficient to cover its operating costs and allow it to continue as a going concern. The Company is currently seeking merger partners or other business ventures in order to become an operating company.

NOTE 5 - SUBSEQUENT EVENTS

     Subsequent to December 31, 1998, the Company increased its authorized capital to 100,000,000 shares of common stock. The Company issued 20,000,000 shares of its common stock at $0.01 per share and 26,000,000 shares for $1,000,000 of related party debt. On April 1, 1999, the Company issued options to purchase 7,200,000 shares at $0.08 per share. On May 24, 1999, the Company's common stock was reverse split on a 1 share for 5 shares basis.

                      NEVTAH CAPITAL MANAGEMENT CORPORATION
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                December 31, 1998


NOTE 5 - SUBSEQUENT EVENTS (Continued)

     On March 18, 1999, the Company entered into an agreement with Petroleum Asset Management Company. The agreement dictates that upon payment by the Company of a determined funding schedule, Petroleum Asset Management Company agrees to issue to the Company 40% of its authorized voting common stock on a fully diluted basis as well as the right to acquire an additional 10% of their authorized common stock. This will bring the Company's total equity position to 50% of all of Petroleum Asset Management Company's issued common stock on terms to be negotiated.

NOTE 6 - NOTE RECEIVABLE - RELATED PARTY

     On December 31, 1998, the Company received a promissory note for $415,000 from Petroleum Asset Management Company in exchange for cash advances. This amount, along with interest at the rate of 8% per annum, is due on demand until paid in full and/or converted into shares of Petroleum Asset Management Company.

NOTE 7 - NOTES PAYABLE - RELATED PARTIES

     As of December 31, 1998, the Company had notes payable due to related parties of $1,231,648. These notes are unsecured and bear interest at the rate of 8% per annum. This amount, along with the accrued interest, is due on demand until paid in full and/or converted into shares of the Company.

                      NEVTAH CAPITAL MANAGEMENT CORPORATION
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS

                         9 Months to September 30, 1999
                                   (unaudited)

                      NEVTAH CAPITAL MANAGEMENT CORPORATION
                          (A Development Stage Company)
                                  Balance Sheet

                                     ASSETS

                                                  September 30,    September 30,
                                                          1999             1998
                                                  ------------------------------
CURRENT ASSETS
     Cash                                                  --               --
                                                  ------------------------------
          Total Current Assets                             --               --
                                                  ------------------------------
OTHER ASSETS
     Investment in technology                         1,015,000          350,000
                                                  ------------------------------

                                                  ------------------------------
          Total Other Assets                          1,015,000          350,000
                                                  ------------------------------

          TOTAL ASSETS                                1,015,000          350,000
                                                     ==========        =========

                      NEVTAH CAPITAL MANAGEMENT CORPORATION
                         (A Developments Stage Company)
                            Balance Sheet (Continued)


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                 ----------------------------------------------


                                                    September 30,  September 30,
                                                        1999           1998
                                                    ----------------------------
CURRENT ASSETS
     Notes payable - related parties                   1,143,986     1,223,197
     Accounts payable                                    123,904        75,000
     Accrued liabilities                                  42,490        51,647
     Stock Subscriptions Advance                            --            --
                                                    ----------------------------

          Total Current Liabilities                    1,310,380     1,349,844
                                                    ----------------------------

STOCKHOLDERS' EQUITY (DEFICIT)

Common stock: 0.005 par value, authorized
100,000,000 shares
15,004,511 (1999) 4,594,508 (1998) shares
issued and outstanding                                    75,023        22,973
Additional paid-in capital                             2,186,137       815,688
Deficit accumulated during the development stage      (2,556,540)   (1,838,505)
                                                    ----------------------------

          Total Stockholders' Equity (Deficit)          (295,380)     (999,844)
                                                    ----------------------------

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY (DEFICIT)                         1,015,000       350,000
                                                      ==========    ==========

                      NEVTAH CAPITAL MANAGEMENT CORPORATION
                          (A Development Stage Company)
                             Statements of Operation

                                                       9 Months        9 Months
                                                          Ended           Ended
                                                      September       September
                                                       30, 1999        30, 1998
                                                       --------        --------

REVENUE                                                    --              --

EXPENSES

     General and Administrative                         438,481         454,552
     Interest Expense                                    42,490          51,647
                                                    -----------     -----------

          Total Expenses                                480,971         506,199
                                                    -----------     -----------

NET PROFIT (LOSS)                                      (480,971)       (506,199)
                                                    ===========     ===========

BASIC LOSS PER SHARE                                      0.047           0.127
                                                    ===========     ===========

BASIC WEIGHTED AVERAGE OF SHARES OUTSTANDING

                                                     10,199,510       3,993,000
                                                    ===========     ===========

                      NEVTAH CAPITAL MANAGEMENT CORPORATION
                          (A Development Stage Company)
                             Statements of Operation

                                                  9 Months Ended  9 Months Ended
                                                     September       September
                                                     30, 1999        30, 1998
                                                     --------        --------

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss                                               (480,971)      (506,199)
Adjustments to reconcile net loss to net cash
provided by operating activities:
     Increase in accounts payable                        19,491         23,782
     Increase in accrued liabilities                    (33,358)        48,879
     Decrease in stock subscription advance            (200,000)          --
                                                     -------------------------
          Net cash from operating activities           (694,838)      (433,538)
                                                     ==========     ==========


CASH FLOWS FROM INVESTING ACTIVITIES

Note receivable -related parties                       (600,000)      (350,000)
                                                     ----------     ----------
     Net cash from investing activities                (600,000)      (350,000)
                                                     ==========     ==========


CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of common stock for cash                     1,382,500        480,911
Borrowings from related parties                         912,338        302,627
Repayment of related parties                         (1,000,000)          --
                                                     -------------------------
     Net cash provided by financing activities        1,294,838        783,538
                                                     ==========     ==========


NET INCREASE (DECREASE) IN CASH                            --             --

CASH, BEGINNING OF PERIOD                                  --             --

CASH, END OF PERIOD                                        --             --

                      NEVTAH CAPITAL MANAGEMENT CORPORATION
                          (A Development Stage Company)
                        Notes to the Financial Statements


NOTE 1 - ORGANIZATION AND HISTORY

The Company was organized September 15, 1986, under the laws of the State of Nevada, USA. The purpose of the Company is to perform any lawful activity permitted by the State of Nevada. The Company has never been able to commence any operations and in accordance with SFAS #7, is considered a development stage company.

On August 14, 1993, the Company amended its Articles of Incorporation changing the par value of common stock from $1.00 per share to $0.001 per share, and increasing the authorized shares from 25,000 shares to 50,000,000 shares.

On November 17, 1993, the Company authorized a forward stock split on the basis of 40:1, increasing the outstanding shares of common stock to 1,000,000 shares.

On November 17,1993, the Company sold 100,000 shares of common stock for $25,000. On June 29, 1994 these shares were cancelled and the $25,000 was returned to the investor.

On July 29, 1994, the Company approved a 2 for 1 forward split increasing the outstanding shares of common stock from 1,000,000 to 2,000,000 shares.

On December 20, 1994, the Company issued 400,000 shares of its common stock for $10,000 in cash and 60,000 restricted shares of Tera West Ventures Inc. On December 20, 1994, the stock was $5.50 bid $6.50 asking. Because of the restriction, the stock was valued at the bid price of $5.50 times 60,000 shares less a 30% discount or $231,000.

On September 26, 1995, the Company completed an offering in which it raised $17,000 under Regulation S pursuant to which it sold 7,100,000 shares of common stock.

On September 15, 1996, the Company issued 200,000 common shares of stock for $20,000 for services.

In November 1997, the Company completed an offering in which it sold 7,725,000 shares for $77,250.

In December 1998, the Company completed an offering in which it raised $520,910 for the sale of 9,507,542 shares of common stock.

In March 1999, the Company completed an offering in which it raised $200,000 for the sale of 20,000,000 shares of common stock.

On March 29, 1999, the Company entered into two (2) separate Debt Settlement Agreements whereby the Company agreed to issue to each of the creditors 13,000,000 shares for $500,000 in debt resulting in a total of 26,000,000 shares issued for $1,000,000 consideration.

On May 24, 1999, the Company approved a 5:1 rollback decreasing the outstanding shares to 14,594,511. The Company subsequently increased the authorized share capital to 100,000,000 shares. The par value increased to $0.005 from $0.001.

In August 1999, the Company completed an offering in which it raised $70,000 for the sale of 160,000 shares of common stock under Regulation S.

On September 7, 1999, the Company entered into two (2) separate agreements with creditors whereby the Company agreed to issue 140,000 and 60,000 shares of common stock for debts of $63,000 and $27,000 respectively.

On September 7, 1999, the Company entered into an agreement with a consultant whereby the consultant agreed to the preparation of a business plan and shareholder communications in exchange for the issuance of 50,000 shares of common stock in lieu of a cash payment of $22,500.

The stock splits are reflected in the accompanying financial statements on a retroactive basis.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES AND PROCEDURES.

The Company has no operations to date and its accounting policies and procedures have not been determined, except as follows:

Accounting Method
-----------------

The Company uses the accrual method of accounting.

Basic Loss Per Share
--------------------

Basic loss per share has been calculated based on the weighted average number of shares of common stock outstanding during the period.

Income Taxes
------------

As of September 30, 1999, the Company had a net operating loss carry-forward for federal income tax purposes of approximately $2,550,000 that may be used in future years to offset taxable income through 2015. The tax benefit of the cumulative carry-forwards has been offset by a valuation allowance of the same amount.

Cash and Cash equivalents
-------------------------

For purposes of financial statement presentation, the Company considers all highly liquid investments with a maturity of three (3) months or less, from the date of purchase to be cash equivalents.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - WARRANTS AND OPTIONS

On March 1, 1999 the Board of Directors of the Company adopted a Non-Qualified Stock Option Plan which provides for the grant of options to purchase an aggregate of 1,440,000 shares of common stock at $0.40 per share

NOTE 4 - GOING CONCERN

The Company has had no operations since inception in 1986. The Company has not established revenues sufficient to cover its operating costs and allow it to continue as a going concern. The Company is currently seeking merger partners or other business ventures in order to become an operating company.

NOTE 5 - SUBSEQUENT EVENTS

Subsequent to September 30, 1999, the Company issued 400,000 shares on the exercise of options at a value of $160,000, issued 1,929,000 shares of common stock in settlement of debt owing of $771,6000 and issued 1,000,000 shares of common stock for $200,000.

In December 1999, the Company converted advances in the amount of $1,115,000 into 193,883 shares of Petroleum Asset Management Company ("Pamco") and 1,551,064 shares of Cybersensor.com ("Cybersensor") a subsidiary of Pamco. The Company advanced Pamco an additional $100,000 in the 4th Quarter of 1999.

NOTE 6 - INVESTMENT IN TECHNOLOGY

On June 4, 1998, the Company entered into an agreement with Pamco. The agreement dictates that upon payment by the Company of a determined funding schedule, Pamco agrees to issue to the Company 40% of its authorized voting common stock on a fully diluted basis as well as the right to acquire an additional 10% of their authorized common stock. This would bring the Company's total equity position to 50% of all of Pamco's issued common stock on terms to be negotiated.

During December 1999, the Company and Pamco agreed to amend the agreement to provide that the Company would limit its monetary investment in Pamco to the amount of funds already advanced. In accordance with the terms and provisions of the amended agreement, the Company currently is the owner of record of 193,883 shares of the restricted common stock of Pamco (which represents an approximate 26.2% equity ownership interest) and the owner of record of 1,551,064 shares of restricted common stock of Cybersensor (which represents an approximate 20.7% equity ownership interest).

NOTE 7 - NOTE RECEIVABLE - RELATED PARTY

To September 30, 1999, the Company had advanced Pamco a total of $1,015,000. This amount, along with interest at the rate of 8% per annum, is due on demand until paid in full and/or converted into shares of Pamco.

NOTE 8 - NOTES PAYABLE - RELATED PARTIES

As of September 30, 1999, the Company had notes payable due to related parties of $1,143,986. This amount, along with the accrued interest is due on demand until paid in full and/or converted into shares of the Company.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         NEVTAH CAPITAL MANAGEMENT CORPORATION,
                                         a Nevada corporation


                                         By: /s/ Daniel Kesonen
                                            -----------------------------
                                            Daniel Kesonen, President



DATE:  January 26, 2000





FORM 10-SB            Nevtah Capital Management Corporation              Page 29